------                                              --------------------------
FORM 4                                                     OMB APPROVAL
------                                              --------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Coral Energy, LLC                          Enterprise Products Partners L.P. - EPD (NYSE)   to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       x 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
    1301 McKinney, Suite 700                      Person, if an entity          08/00           ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
    Houston         Texas            77010                                   Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                    Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                  x Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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 Common Units                   8-1-00         C         1,000,000  A        N/A          1,000,000          D**
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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 Class A Special Units       1-for-1    08/01/00    J(1)      3,000,000          (1)              Common  3,000,000      (1)
                                                                                                   Units

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 Class A Special Units       1-for-1    08/01/00     C        1,000,000         Immed.            Common  1,000,000
                                                                                                   Units

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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
                              D(2)
-------------------------------------------------------------------------------------------------------
   16,500,000                 D(2)
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Explanation of Responses:

(1) Under the terms of the Second Amended and Restated Agreement of Limited Partnership of Enterprise
    Products Partners L.P. (the "Partnership Agreement"), Coral Energy has met certain performance tests and earned 3 million Class A Special Units. The Class A Special Units will convert, subject to approval of the Common Unit Holders, into Common Units under the terms of the Partnership
    Agreement as follows: 5,000,000 on the first day following the record date for distribution for the quarter ended June 30, 2001; 9,500,000 on the first day following the record date for distribution for the quarter ended June 30, 2000; the remainder on the first day following the record date for distribution for the quarter ended June 30, 2003.

(2) Shell Oil Company, SWEPI LP (formerly Shell Western E&P Inc.), Shell Gas Pipeline Corp. #2, Shell
    Gas Gathering Corp. #2 and Shell Seahorse Company are the holders of approximately 4.87%, 28.79%,
    18.59%, 4.81% and 3.80%, respectively, of the membership interests of Coral Energy. Each of SWEPI,
    Shell Pipeline, Shell Gathering and Shell Seahorse is an indirect, wholly-owned subsidiary of Shell
    Oil. Together, Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse may be deemed to (1) control Coral Energy and (2) indirectly beneficially own the Class A Special Units. The filing of this statement on Form 4 is not an admission that any reporting person is, for the purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.

                                                                                CORAL ENERGY, LLC

                                                                                By: /s/ Curtis R. Frasier          September 8, 2000
**Intentional misstatements or omissions of facts constitute Federal Criminal      ------------------------        -----------------
  Violations.                                                                      Name:  Curtis R. Frasier              Date
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                        Title: President - Energy Services


Note: File three copies of this Form, one of which must be manually signed.                                             Page 2 of 7
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                             JOINT FILER INFORMATION


 NAME:                     Shell Oil Company

 ADDRESS:                  910 Louisiana
                           One Shell Plaza
                           Houston, Texas 77002

 DESIGNATED FILER:         Coral Energy, LLC

 ISSUER & TICKER SYMBOL:      Enterprise Products Partners L.P. (EPD)

 DATE OF EVENT REQUIRING STATEMENT:     August 1, 2000

 SIGNATURE:                Shell Oil Company


                           By: /s/ Curtis R. Frasier
                               -------------------------------------
                           Name: Curtis R. Frasier, Attorney-in-Fact

                             JOINT FILER INFORMATION


 NAME:                     SWEPI LP (formerly, Shell Western E&P Inc.)

 ADDRESS:                  200 North Dairy Ashford
                           Houston, Texas 77079

 DESIGNATED FILER:         Coral Energy, LLC

 ISSUER & TICKER SYMBOL:      Enterprise Products Partners L.P. (EPD)

 DATE OF EVENT REQUIRING STATEMENT:     August 1, 2000

 SIGNATURE:                SWEPI LP


                           By: /s/ Curtis R. Frasier
                               -------------------------------------
                           Name: Curtis R. Frasier, Attorney-in-Fact

                             JOINT FILER INFORMATION


 NAME:                     Shell Gas Pipeline Corp. #2

 ADDRESS:                  200 North Dairy Ashford
                           Houston, Texas 77079

 DESIGNATED FILER:         Coral Energy, LLC

 ISSUER & TICKER SYMBOL:     Enterprise Products Partners L.P. (EPD)

 DATE OF EVENT REQUIRING STATEMENT:     August 1, 2000

 SIGNATURE:                Shell Gas Pipeline Corp. #2


                           By: /s/ Curtis R. Frasier
                               -------------------------------------
                           Name: Curtis R. Frasier, Attorney-in Fact

                             JOINT FILER INFORMATION


 NAME:                     Shell Gas Gathering Corp. #2

 ADDRESS:                  200 North Dairy Ashford
                           Houston, Texas 77079

 DESIGNATED FILER:         Coral Energy, LLC

 ISSUER & TICKER SYMBOL:      Enterprise Products Partners L.P. (EPD)

 DATE OF EVENT REQUIRING STATEMENT:     August 1, 2000

 SIGNATURE:                Shell Gas Gathering Corp #2


                           By: /s/ Curtis R. Frasier
                               -------------------------------------
                           Name: Curtis R. Frasier, Attorney-in-Fact

                             JOINT FILER INFORMATION


 NAME:                     Shell Seahorse Company

 ADDRESS:                  200 North Dairy Ashford
                           Houston, Texas 77079

 DESIGNATED FILER:         Coral Energy, LLC

 ISSUER & TICKER SYMBOL:      Enterprise Products Partners L.P. (EPD)

 DATE OF EVENT REQUIRING STATEMENT:     August 1, 2000

 SIGNATURE:                Shell Seahorse Company


                           By: /s/ Curtis R. Frasier
                               -------------------------------------
                           Name: Curtis R. Frasier, Attorney-in-Fact